Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Amendment No.1 to Registration Statement on Form F-3 of our reports dated May 15, 2009, relating to the consolidated financial statements and financial statement schedule of CNinsure Inc., and the effectiveness of CNinsure Inc.’s internal control over financial reporting, which report expresses an unqualified opinion and includes an explanatory paragraph relating to the translation of Renminbi amounts into United States dollar amounts for the convenience of the readers, appearing in the Annual Report on Form 20-F of CNinsure Inc. for the year ended December 31, 2008, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte Touche Tohmatsu

Deloitte Touche Tohmatsu

Hong Kong

November 19, 2009